Exhibit 99.17

TRANSACTION CONDUCT AGREEMENT

THIS AGREEMENT is made on February 27, 2020

BETWEEN

(1)                                 MIP V (FCC) AIV, L.P. (“Macquarie”); and

(2)                                 Ares Special Situations Fund IV, L.P. (“SSF IV”) and ASOF Holdings I, L.P. (“ASOF” and, with SSF IV, collectively, “Ares”) (each, a “Party” and together, the “Parties”).

INTRODUCTION

(A)                               Macquarie and Ares have formed a consortium (the “Consortium”) to work together in connection with the acquisition (the “Transaction”) of Cincinnati Bell Inc. (“CBB”).

(B)                               The Consortium submitted a final binding offer (capable of acceptance by CBB upon the due execution and delivery thereof by CBB in accordance therewith) to acquire CBB on the date hereof (the “Final Offer”) comprising (i) a binding offer letter from RF Parent LLC (“Parent”) and RF Merger Sub, Inc. (“Merger Sub”) to CBB, (ii) a Merger Agreement among Parent, Merger Sub, and CBB, countersigned by Parent and Merger Sub (the “Merger Agreement”), (iii) the Guarantees, (iv) the Equity Commitment Letters, and (v) the Debt Letters.

(C)                               The Parties desire to set forth the terms and conditions governing their respective obligations under the Equity Commitment Letters and the Merger Agreement (upon countersignature by CBB in accordance with the Final Offer), subject to the terms and conditions of this Agreement.

THE PARTIES AGREE as follows:

1.                                      INTERPRETATION

1.1                               In this Agreement:

“A&R LLCA” has the meaning set forth in the definition of “Equity Documentation;”

“Ares Closing Equity Amount” means (w) the Ares Signing Commitment minus (x) all Consortium Transaction Costs actually paid prior to Closing by Ares in accordance with the Shared Costs Letter plus (y) the Ares Equity Bridge Takeout Amount (if any) plus (z) the Ares Equity Bridge Cost Allocation (if any);

“Ares Equity Bridge Cost Allocation” means (x) the Equity Bridge Costs multiplied by (y) a fraction, the numerator of which is the aggregate Ares Equity Bridge Takeout Amount and the denominator of which is the aggregate Equity Bridge Takeout Amount committed to be funded by the Investors in accordance with Section 2.2 and Exhibit A;

“Ares Equity Bridge Takeout Amount” means the Equity Bridge Takeout Amount that Ares commits to fund in accordance with Section 2.2 and Exhibit A;

“Ares Equity Commitment” means, at any time, the Ares Signing Commitment plus (y) the Ares Equity Bridge Takeout Amount (if any) as of such time;

“Ares Signing Commitment” means $300,000,000;

“ASOF” has the meaning set forth in Section 11.9;

“CBB” has the meaning set forth in the Introduction;

“Closing Bridged Equity Amount” means the Equity Bridge Takeout Amount minus the aggregate amount committed to be funded by the Investors in accordance with paragraph 1 of Exhibit A;

“Closing Equity” means the sum of the Ares Closing Equity Amount and the Macquarie Closing Equity Amount;

“Confidentiality Agreement” means the Back-to-Back Confidentiality Agreement dated as of January 29, 2020 between ACOF Investment Management LLC and Macquarie Infrastructure and Real Assets Inc.;

“Consortium” has the meaning set forth in the Introduction;

“Consortium Transaction Costs” means the fees, costs, and expenses of the Consortium in respect of the Transaction, including (i) the fees, costs, and expenses payable under the Debt Letters (other than the Equity Bridge Costs) and (ii) the Shared Costs but excluding costs designated in the Shared Costs Letter to be for the account of the Investors individually;

“Debt Commitment Letters” means the commitment letters from third party lenders in respect of the funding of the Transaction (including in respect of the Equity Bridge Loan);

“Debt Documentation” means the definitive credit documentation described in and to be drafted in accordance with the Debt Commitment Letters;

“Debt Letters” means the Debt Commitment Letters and any related fee letters from third party lenders in respect of the funding of the Transaction (including in respect of the Equity Bridge Loan);

“Defaulting Investor” has the meaning set out in Section 6.2;

“Enforcement Costs” has the meaning set out in Section 6.1;

‘Equity Bridge Commitment Letter” means that certain Project Converse Senior Bridge Loan Facility Commitment Letter between TopCo, Parent, and Goldman Sachs Bank USA dated as of February 27, 2020 in respect of the Bridge Loan Facility (as defined therein);

“Equity Bridge Costs” means the fees, costs, and expenses payable under the Equity Bridge Letters;

“Equity Bridge Letters” means the Equity Bridge Commitment Letter and the fee letter entering into in accordance with the Equity Bridge Commitment Letter;

“Equity Bridge Loan” means a senior secured equity bridge loan to TopCo substantially on the terms and conditions set forth in the Equity Bridge Commitment Letter;

“Equity Bridge Takeout Amount” means the aggregate committed amount of the Equity Bridge Loan;

“Equity Commitment” means, respectively, the Macquarie Equity Commitment and the Ares Equity Commitment;

“Equity Commitment Letter” means each Equity Commitment Letter delivered by Macquarie and Ares in connection with the Final Offer;

“Equity Documentation” means (a) the subscription agreement in respect of the equity to be funded by the Investors in JVCo at or about Closing in the form attached as Exhibit B (the “Subscription Agreement”), (b) the amendment and restatement of the limited liability company of JVCo, effective as of the funding of such equity in the form attached as Exhibit C (the “A&R LLCA”), and (c) such other ancillary documentation in respect of the investment by the Investors in JVCo as the Investors shall mutually agree;

“Guarantee” means each Guarantee delivered by Macquarie and Ares in connection with the Final Offer;

“Investors” means Macquarie and Ares;

“JVCo” means RF Holdings LLC, an indirect wholly-owning parent of Parent and direct wholly-owning parent of TopCo;

“Macquarie Closing Equity Amount” means (w) the Macquarie Signing Commitment plus (x) the Macquarie Equity Bridge Takeout Amount (if any) plus (y) the Macquarie Equity Bridge Cost Allocation (if any);

“Macquarie Equity Bridge Cost Allocation” means (x) the Equity Bridge Costs multiplied by (y) a fraction, the numerator of which is the aggregate Macquarie Equity Bridge Takeout Amount and the denominator of which is the aggregate Equity Bridge Takeout Amount committed to be funded by the Investors in accordance with Section 2.2 and Exhibit A;

“Macquarie Equity Bridge Takeout Amount” means the Equity Bridge Takeout Amount that Macquarie commits to fund in accordance with Section 2.2 and Exhibit A;

“Macquarie Equity Commitment” means, at any time, the Macquarie Signing Commitment plus (y) the Macquarie Equity Bridge Takeout Amount (if any) as of such time;

“Macquarie Signing Commitment” means the aggregate Merger Consideration minus the Ares Signing Commitment minus the aggregate committed amount under the Debt Commitment Letters;

“Merger Agreement” has the meaning set forth in the Introduction;

“Notice” has the meaning set forth in Section 10.1;

“Parent” has the meaning set forth in the Introduction;

“Parent Termination Fee” has the meaning set forth in the Merger Agreement;

“Party” has the meaning set forth in the Preamble.

“Relevant Proportion” means, in respect of each Investor and as of any date, the percentage yielded by dividing the Equity Commitment by such Investor on such date by the aggregate Equity Commitments of both Investors on such date;

“Shared Costs” has the meaning set forth in the Shared Costs Letter;

“Shared Costs Letter” means the letter agreement dated as of February 10, 2020 between Macquarie Infrastructure and Real Assets Inc. (on behalf of Macquarie) and Ares Management LLC (on behalf of Ares);

“SSF IV” has the meaning set forth in Section 11.9;

“Subscription Agreement” has the meaning set forth in the definition of “Equity Documentation;”

“Term” has the meaning set forth in Section 8.1;

“TopCo” means RF TopCo LLC, the wholly-owning parent of Parent; and

“Transaction” has the meaning set forth in the Introduction.

1.2                               All article, section, subsection, schedule and exhibit references used in this Agreement are to articles, sections, subsections, schedules and exhibits to this Agreement unless otherwise specified.  The exhibits and schedules attached to this Agreement constitute a part of this Agreement and are incorporated in this Agreement for all purposes.

1.3                               If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).  Unless the context of this

Agreement clearly requires otherwise (i) words importing the masculine gender shall include the feminine and neutral genders and vice versa and (ii) words in the singular shall be held to include the plural and vice versa.  The words “includes” or “including” shall mean “including without limitation” and the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear.  Any reference to a law shall include any amendment of such law or any successor of such law and any rules and regulations promulgated under such law, unless the context otherwise requires.  Currency amounts referenced in this Agreement are in U.S. Dollars.

1.4                               Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.  Whenever any action must be taken under this Agreement on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

1.5                               Each Party acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party or any similar rule operating against the drafter of an agreement shall not be applicable to the construction or interpretation of this Agreement.

1.6                               Capitalized terms used in this Agreement but not otherwise defined shall have the meanings given to them in the Merger Agreement.

1.7                               The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions of this Agreement.

2.                                      COMMITMENTS; CLOSING

2.1                               Prior to Closing, the Investors shall have the right to increase their respective equity in JVCo in respect of the Closing Bridged Equity Amount in accordance with paragraph 1 of Exhibit A.

2.2                               If Closing occurs, and as at Closing there is a Closing Bridged Equity Amount, then Macquarie and Ares shall cause JVCo to cause TopCo to draw on the Equity Bridge Loan in an amount equal to such Closing Bridged Equity Amount and use the proceeds of such drawing to make an equity contribution in Parent to fund the Closing Equity.

2.3                               At Closing, the Investors shall cause CBB to pay all Consortium Transaction Costs not previously funded by the Investors pursuant to the Shared Costs Letter.

2.4                               At Closing, the Investors shall or shall cause their respective Permitted Related Parties to enter into the Equity Documentation and fund their respective portions of the Closing Equity in accordance with this Agreement.

2.5                               At Closing, JVCo shall have only two classes of units, consisting of Common Units and Series A Preferred Units, as set forth in the A&R LLCA.

3.                                      TRANSACTION MANAGEMENT

3.1                               The Investors agree to share promptly with each other all relevant information and analyses required in connection with the satisfaction of the conditions precedent to the Merger Agreement.  Notwithstanding the foregoing, the Investors separately may provide certain information in respect of their fund investors directly to the relevant counsel of Parent (on an outside counsel only basis) in connection with the making of required regulatory filings under the Merger Agreement.

3.2                               Macquarie agrees to, and agrees to cause JVCo, TopCo, Parent and Merger Sub to, expend (a) its reasonable best efforts to take all actions that are required by such Person in order for Parent to be in compliance with Section 6.03 of the Merger Agreement and (b) such other level of efforts as is specified in the Merger Agreement to be applicable to Affiliates of Parent in order for Parent to be and remain in compliance with the Merger Agreement.  Without limiting the foregoing, Macquarie agrees not to take or refrain from taking any action  that would cause Parent to breach or to be in breach of the Merger Agreement.

3.3                               Ares (with respect to itself only) agrees to expend (a) its reasonable best efforts to take all actions that are required by it in order for Parent to be in compliance with Section 6.03 of the Merger Agreement and (b) such other level of efforts as is specified in the Merger Agreement to be applicable to Affiliates of Parent in order for Parent to be and remain in compliance with the Merger Agreement.  Without limiting the foregoing, Ares agrees not to take or refrain from taking any action that would cause Parent to breach or to be in breach of the Merger Agreement.

3.4                               Macquarie agrees that it shall not cause Parent or Merger Sub to amend, vary or waive any term or condition of the Merger Agreement without the prior consent in writing of Ares.

3.5                               Macquarie shall promptly provide Ares with the initial and all subsequent drafts of the Debt Documentation and cooperate in good faith with Ares and its representatives and implement the comments of Ares and its representatives to the Debt Documentation prior to sharing with the respective financing parties and their representatives, unless there is a reasonable basis for Macquarie not to implement such comments of Ares and its representatives.  Macquarie shall give Ares reasonable advance notice of meetings and conference calls with the financing parties and their representatives and the opportunity to attend and participate in all such meetings and conference calls.  The Investors shall negotiate in good faith with the relevant financing parties, as soon as possible, and no later than the twentieth Business Day prior to Closing, the Debt Documentation.

3.6                               Prior to making or causing Parent or Merger Sub to make any regulatory filing in respect of the Transaction that identifies by name, or otherwise relates specifically to Ares or any of its Affiliates, Macquarie shall submit (or shall cause Parent or Merger Sub to submit) an advance draft of such regulatory filing to Ares. Ares shall have the right, within five Business Days (or, if shorter, the period prescribed by law), to provide comments to such regulatory filing and Macquarie (or as relevant Parent) shall, prior to submitting such filing, incorporate Ares’ comments to the extent that (a) Macquarie determines (acting reasonably) that such comments are necessary to correct a material misrepresentation of fact with respect to Ares or any of its Affiliates or (b) such comments relate to the description of the relationship among any Ares and its Affiliates and Macquarie does not determine (acting upon the advice of counsel) that such comments make such description misleading.

4.                                      CROSS INDEMNITY

4.1                               Macquarie shall indemnify and pay Ares on demand for any loss (including legal costs and expenses incurred in connection with such loss) suffered by Ares and/or any of its Affiliates as a result of any breach by Macquarie of its obligations under this Agreement or the Equity Commitment Letter, or any derivative breach of Parent or Merger Sub under the Merger Agreement (including Section 6.03 (Required Actions) of the Merger Agreement) caused by Macquarie.  Notwithstanding the foregoing, Macquarie’s maximum liability under this paragraph 4.1 shall not exceed the aggregate amount recovered by CBB or any other relevant person from Ares and/or any of its Affiliates in any such claim (plus Ares’ legal costs and expenses incurred in connection such claim).

4.2                               Ares shall indemnify and pay Macquarie on demand for any loss (including legal costs and expenses incurred in connection with such loss) suffered by Macquarie and/or any of its Affiliates as a result of any breach by Ares of its obligations under this Agreement or the Equity Commitment Letter, or any derivative breach of Parent or Merger Sub under the Merger Agreement (including Section 6.03 (Required Actions) of the Merger Agreement) caused by Ares.  Notwithstanding the foregoing, Ares’s maximum liability under this paragraph 4.2 shall not exceed the aggregate amount recovered by CBB or any other relevant person from Macquarie and/or any of its Affiliates in any such claim (plus Macquarie’s legal costs and expenses incurred in connection with such claim).

5.                                      EXCLUSIVITY

5.1                               Macquarie agrees that Ares will have the opportunity to provide no less than 20% and no more than 25% of the total Equity Commitment at Closing in the form of Series A Preferred Stock of JVCo pursuant to and on the terms and conditions set forth in the Subscription Agreement and the A&R LLCA.

5.2                               Other than in accordance with this Agreement, the Equity Commitment Letter and the Equity Documentation, during the Term, neither Ares nor Macquarie shall, or shall permit, authorize or instruct any of its Subsidiaries or Affiliates or any of its or their officers, directors or employees, or any investment banker, attorney or other advisor or representative retained by him, her or it or a Subsidiary or Affiliate to solicit, initiate, engage in, participate in any discussions or negotiations regarding, knowingly encourage or take any other action intended or reasonably expected to facilitate the acquisition of any equity interests in CBB by any Person (other than by or indirectly through Parent), including in respect of the provision of any financing (either in the form of equity or debt).  Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of the Company or any investment banker, attorney or other advisor or representative of an Investor, acting on behalf of, and with the authorization and direction of such Investor shall be deemed to be a breach of this Section 5.2 by such Investor.

6.                                      PARENT TERMINATION FEE

6.1                               The Investors agree that, if Parent is required to pay the Parent Termination Fee to CBB, including any related costs, expenses or interest that may become payable under Section 6.06(d) of the Merger Agreement (“Enforcement Costs”), then they shall each be liable for and pay their pro rata share of such Parent Termination Fee and any Enforcement Costs, if applicable, in accordance with their respective Relevant Proportions.  Notwithstanding the immediately preceding sentence and without limiting Section 4, if such Parent Termination Fee and any Enforcement Costs are required to be paid solely as a result of the breach of an Investor’s obligations under this Agreement or any derivative breach of Parent or Merger Sub under the Merger Agreement (including Section 6.03 (Required Actions) of the Merger Agreement) caused by such Investor, then such Investor will be responsible for and shall pay the entire Parent Termination Fee and any Enforcement Costs, as applicable.

6.2                               If the consummation of the Transaction occurs despite the non-performance by one of the Investors (the “Defaulting Investor”) of its funding obligations under its Equity Commitment Letter and this Agreement and a Parent Termination Fee would have been paid if the other Investor had not made (or caused to be made whether by its Affiliates or third parties) additional funding obligations to cure such non-performance, then the Defaulting Investor shall pay to the other Investor an amount equal to its Relevant Portion of the Parent Termination Fee.

7.                                      COMPANY TERMINATION FEE

The Investors agree that if Parent actually receives a Company Termination Fee or any damages as a result of the breach by CBB of the Merger Agreement, then the net amount of such Company Termination Fee or damages (after deducting Shared Costs, including the mutually agreed costs of counsel and any costs of enforcement) shall be shared between the Investors pro rata in accordance with their respective Relevant Proportions.

8.                                      TERM

8.1                               This Agreement shall be effective as of the date hereof and expire upon the earlier of:

8.1.1                     the failure of the Merger Agreement to come into full force and effect upon the due execution and delivery thereof by CBB on or prior to March 13, 2020;

8.1.2                     Closing; and

8.1.3                     the termination of the Merger Agreement in accordance with its terms (as applicable, the “Term”).

8.2                               Notwithstanding the foregoing, the provisions of Sections 1, 6, 7, 9, 10 and 11, and the Investors’ respective rights and obligations with respect to any breach of this Agreement prior to the date of termination or expiration of this Agreement, shall survive the termination or expiration of this Agreement.

9.                                      ANNOUNCEMENTS

9.1                               Subject to Sections 9.2 and 10.2 below, no Investor shall, without the prior approval in writing of the other Investor (such approval not to be unreasonably withheld, conditioned, or delayed), make any public comments or announcements concerning the Transaction.

9.2                               An Investor may make an announcement if required by law, or any securities exchange or regulatory or governmental body to which it or its Affiliates is subject so long as the announcement is made only after consultation with the other Investor (where legally permissible and practicable).

10.                               NOTICES

10.1                        A notice or other communication under or in connection with this Agreement (a “Notice”) shall be in the English language and sent by email to the Party due to receive the Notice to the email address set out in Section 10.3 or to another email address specified by an Investor by not less than three days’ written notice to the other Investors received before the Notice was dispatched.

10.2                        Unless there is evidence that it was received earlier, a Notice is deemed given on such day and at such time as the email is sent.  However, in the event that delivery occurs after 6:00 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9:00 a.m. on the next Business Day. References to time in this Section 10.2 are to the local time in the location of the addressee.

10.3                        For the purposes of this Section 10, notices should be sent as follows:

10.3.1              in the case of the Macquarie, to Anton.Moldon@macquarie.com and MIRAlegalnotices@macquarie.com, with a copy to be sent to jwebber@whitecase.com;

10.3.2              in the case of the Ares, to PEGeneralCounsel@aresmgmt.com, fbernshteyn@aresmgmt.com and bfriedman@aresmgmt.com, with a copy to be sent to resslera@sullcrom.com and oneillr@sullcrom.com.

11.                               MISCELLANEOUS

11.1                        This Agreement supersedes all prior discussions and agreements between the Parties with respect to the subject matter of this Agreement (other than the Cost Sharing Letter and the Confidentiality Agreement to the extent the subject of this Agreement).  This Agreement, the Cost Sharing Letter, the Confidentiality Agreement and the other documents delivered pursuant to this Agreement contain the sole and entire agreement between the Parties with respect to the subject matter of this Agreement.

11.2                        Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit of such term or condition, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition.  No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.  All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

11.3                        This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party.

11.4                        The terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other person, including any employee, any beneficiary or dependents of such person, or any collective bargaining representative of such person.

11.5                        Neither this Agreement nor any right, interest or obligation under this Agreement may be assigned by any Party without the prior written consent of the other Party, and any attempt to do so will be void.  This Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and permitted assigns.

11.6                        If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected by such provision, such provision will be fully severable, this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement and in lieu of such illegal, invalid or unenforceable provision, the Parties shall use their reasonable best efforts to substitute a legal, valid and enforceable provision which, to the extent practicable, implements the original purpose and intent of such illegal, invalid or unenforceable provision.

11.7                        This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.  Any electronic copies of this Agreement or signature on this Agreement shall, for all purposes, be deemed originals.

11.8                        The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, the Parties agree that the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement.  The Parties also agree that the remedy of specific performance or injunctive relief shall be in addition to any other remedy and/or damages to which such Party is entitled, whether at law or in equity.

11.9                        Notwithstanding anything in this Agreement or otherwise to the contrary, the Parties agree that: (a) any liability of Ares arising under this Agreement shall be several (and not joint) between SSF IV and ASOF based on a proportion equal to (i) the amount of the equity commitment set forth in their respective Equity Commitment Letters, divided by (ii) the Ares Signing Commitment; (b) all references herein to “Ares” shall refer to SSF IV and ASOF severally based on such proportions; and (c) in no event shall SSF IV or ASOF have any liability or obligation arising in connection with this Agreement with respect to the acts or omissions of the other.

11.10                 This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any conflict or choice of law provision that would result in the imposition of another state’s law.

11.11                 THE PARTIES IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF ANY STATE OR FEDERAL COURT IN NEW YORK, NEW YORK AND EACH PARTY CONSENTS TO THE JURISDICTION OF SUCH COURTS (AND OF THE APPROPRIATE APPELLATE COURTS OF SUCH JURISDICTION) IN ANY SUCH SUIT, ACTION OR PROCEEDING AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE, WHETHER IN TORT, CONTRACT OR OTHERWISE, TO THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY SUCH COURT OR THAT ANY SUCH SUIT, ACTION OR PROCEEDING THAT IS BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.  DURING THE PERIOD A LEGAL DISPUTE THAT IS FILED IN ACCORDANCE WITH THIS SECTION 11.10 IS PENDING BEFORE A COURT, ALL ACTIONS, SUITS OR PROCEEDINGS WITH RESPECT TO SUCH LEGAL DISPUTE OR ANY OTHER LEGAL DISPUTE, INCLUDING ANY COUNTERCLAIM, CROSS-CLAIM OR INTERPLEADER, SHALL BE SUBJECT TO THE EXCLUSIVE JURISDICTION OF SUCH COURT.  EACH PARTY WAIVES THE DEFENSE, AND SHALL NOT ASSERT AS A DEFENSE IN ANY LEGAL DISPUTE, THAT (A) SUCH PARTY IS NOT SUBJECT TO SUCH DISPUTE, (B) SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURT, (C) SUCH PARTY’S PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, (D) SUCH ACTION, SUIT OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM OR (E) THE VENUE OF SUCH ACTION, SUIT OR PROCEEDING IS IMPROPER.  A FINAL JUDGMENT IN ANY ACTION, SUIT OR PROCEEDING DESCRIBED IN THIS SECTION 11.10 FOLLOWING THE EXPIRATION OF ANY PERIOD PERMITTED FOR APPEAL AND SUBJECT TO ANY STAY DURING APPEAL SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAWS.

11.12                 EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY.

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EXECUTED by the Parties:

MIP V (FCC) AIV, L.P.

By: Macquarie Infrastructure Partners V GP, LLC, its General Partner

By:	/s/ Karl Kuchel
	Name:	Karl Kuchel
	Title:	Chief Executive Officer

/s/ John H. Kim
	Name:	John H. Kim
	Title:	Assistant Secretary

EXECUTED by the Parties:

ARES SPECIAL SITUATIONS FUND IV, L.P.

By: ASSF Management IV, L.P., its general partner By: ASSF Management IV GP LLC, its general partner

By:	/s/ Aaron Rosen
	Name:	Aaron Rosen
	Title:	Authorized Signatory

ASOF HOLDINGS I, L.P.

By: ASOF Management, L.P ., its general partner By: ASOF Management GP LLC, its general partner

By:	/s/ Aaron Rosen
	Name:	Aaron Rosen
	Title:	Authorized Signatory